EXHIBIT 3
Schedule of Transactions in Shares
The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons or on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 pm, New York City time, on April 13, 2018. All such transactions were purchases or sales effected in the open market, and the table includes commissions paid in per unit prices.

Cardtronics plc

Transaction Date	Transaction	Security	Shares Bought (Sold)	Unit Cost
2/21/18	Buy	Ordinary Shares	100,000	$23.19
2/21/18	Buy	Ordinary Shares	102,000	$23.60
2/21/18	Buy	Ordinary Shares	60,000	$23.40
2/21/18	Buy	Ordinary Shares	60,000	$23.22
3/29/18	Buy	Ordinary Shares	40,800	$22.50
3/29/18	Buy	Ordinary Shares	22,300	$22.49
4/11/18	Buy	Ordinary Shares	925,000	$23.59
4/12/18	Buy	Ordinary Shares	33,355	$23.51